Mail Stop 6010   August 28, 2006

Mr. Robert C. Hodgkins
Vice President and Chief Financial Officer
DCP Holding Company
100 Crowne Point Place
Sharonville, OH 45241

Re: DCP Holding Company
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed August 11, 2006
          File No. 0-51954

Dear Mr. Hodgkins:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item I. Business, pages 3-13

General

1. We note your response to our prior comment 4 and your revised disclosure on page 9. Please also revise your disclosure to name the third party dental carrier.

2. We note your response to our prior comment 5 and reissue that comment in part. Please revise your disclosure to name the parties to the equipment and capital leases. In addition, if the delays in the implementation of the new system have had a material impact on your business, please add appropriate risk factor disclosure.

<u>Our Products, pages 5-6</u>

3.   We note your response to our prior comment 10 and your revised disclosure that your HMO premiums are "comparable to premiums charged by PPO's." Please provide us supplemental support for this statement.

<u>Item 1A. Risk Factors, pages 13-17</u>

<u>General</u>

4.   Some of your risk factors as currently written contain mitigating disclosure. For example, see your statement that, "Repayment of the entire balance would currently have no material impact on our capital and surplus balance and no material impact on our risk-based capital requirements." in the risk factor regarding a loan default on pages 15-16. See also the statement that, "During the last five years, we have retained approximately 99% of our dental providers under contract." in the risk factor regarding failure to maintain contracts on page 14. It is inappropriate to provide mitigating disclosure in the risk factor discussion. Please review each risk factor and revise accordingly.

<u>The financial strength rating assigned to Dental Care Plus may be downgraded. . . ., page 14</u>

5.   We note your response to our prior comment 21 and reissue that comment. Please revise your disclosure to briefly explain the meaning of each rating. Your explanation should explain what is meant by "marginal" and "fair."

<u>If an event of default occurs under the loan documents . . . ., pages 15-16</u>

6.   We note your response to our prior comment 27 and reissue that comment in part. Please revise your disclosure to describe the material payments that are due in the near future.

<u>A decrease in the working capital and liquidity . . . ., page 16</u>

7.   We note your response to our prior comment 29 and reissue that comment in part. Please also revise your disclosure to describe the impact on your surplus balance and level of regulatory action if you were forced to liquidate portfolio investments.

<u>Failure to maintain adequate financial and management processes and controls . . . ., page 18</u>

8.   We note your response to our prior comment 31 and reissue that comment as it relates to this risk factor. This risk factor as currently written could still apply to any issuer that has filed an initial registration statement. Please revise the risk factor so that it addresses your situation more specifically.

Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 18-36

Liquidity And Capital Resources And Changes In Financial Condition, page 26

Provider Withheld Payments, page 28

9. Refer to your response to comment 42. Please expand your disclosure here to include managements' expectations as to the trends and amounts of provider withheld payments expected in future periods. Disclose the minimum and maximum amounts likely to be authorized for payment in relation to the estimated annual withholdings. In addition provide a more robust discussion of the factors that the Board considers in determining the amount of this payment to make.

Financial Condition, page 30

10. We note your response to our prior comment 35 and reissue that comment in part. Please revise your disclosure to name the commercial bank that has granted you a line of credit.

Critical Accounting Policies, page 30

Liability For Claims Payable, page 31

Liability for Provider Withheld Payments, page 31

11. Refer to your response to comment 37. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the Liability for Provider Withheld Payments could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

    a. Please identify and describe those key assumptions that materially affect the estimate. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the liability given the historical changes, current trends observed and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

b. Refer to the table on page 33. Please identify which of these scenarios, if any, is a reasonably likely change that management would expect to see instead of this apparent range of hypothetical changes.

Financial Statements – December 31, 2005

Notes to Consolidated Financial Statements, page F-8

Premium Revenue, page F-9

12. Refer to your response to Comment 41. Please explain to us the classification difference between "Premiums" and "ASO Fees" in the table on page five. Also clarify how the "Premiums" in that table comply with the revenue recognition policy described here.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Peklenk at (202) 551-3661 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas W. Kahle, Esq.
Eleni V. Stratigeas, Esq.
Baker & Hostetler LLP
312 Walnut Street
Suite 3200
Cincinnati, OH 45202-4074